EXHIBIT 99.1	REPORT UNDER
NATIONAL INSTRUMENT 52-102
Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of shareholders of Central Fund of Canada Limited (“Central Fund”) held on February 23, 2015.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Director of Central Fund. Individual Director results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD

Glenn C. Fox	36,467	100	0	0
Bruce D. Heagle	36,467	100	0	0
Ian M.T. McAvity	36,267	99.45	200	0.55
Michael A. Parente	36,267	99.45	200	0.55
Dale R. Spackman	36,267	99.45	200	0.55
Jason A. Schwandt	36,467	100	0	0
J.C. Stefan Spicer	36,317	99.59	150	0.41

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the Auditor of Central Fund.

FOR	% FOR	WITHHELD	% WITHHELD

36,467	100	0	0

Dated this 24th day of February, 2015

“John S. Elder”
Name:	John S. Elder
Title:	Secretary